Invesco Advisers, Inc. PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 2500 Houston, TX 77046

713 626 1919 www.invesco.com
December 23, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	AIM Investment Funds (Invesco Investment Funds) File No. 333-170585
Ladies and Gentlemen:
On behalf of AIM Investment Funds (Invesco Investment Funds) (the “Fund”), attached herewith for filing pursuant to the provisions of the Securities Act of 1933, as amended (the “1933 Act”), is the electronic version of the Fund’s Pre-Effective Amendment No. 1 (this “Amendment”) to its Registration Statement on Form N-14 (the “Registration Statement”) containing a proxy statement/prospectus to accomplish the following:
•	Class A, Class B, Class C, Class Y, and Institutional Class shares of Invesco Developing Markets Fund and Invesco Pacific Growth Fund; and

•	Class A, Class B, Class C, and Class Y shares of Invesco Global Health Care Fund.
The purpose of this Amendment is to remove all references to the registration of shares in connection with the proposed reorganization of the Invesco Commodities Strategies Fund into the Invesco Balanced-Risk Commodity Strategy Fund as Invesco has determined not to proceed with this reorganization at this time. Invesco intends to file on or about December 30, 2010 a post-effective amendment to the Fund’s Registration Statement to incorporate comments discussed with the Staff regarding the other proposed reorganizations included in the Registration Statement.
Pursuant to the requirements of Rule 461 of the 1933 Act, the undersigned officers of the Fund and Invesco Distributors, Inc., the principal underwriter of the Fund, respectfully request that the effectiveness of this Amendment be accelerated to Monday, December 27, 2010.
In connection with this request for acceleration, the Fund acknowledges that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the Fund’s filing; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Fund may not assert this action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.
Please send copies of all correspondence with respect to the Registration Statement to my attention or contact me at 713.214.5770.
Very truly yours,
/s/ Melanie Ringold
Melanie Ringold
Counsel